Exhibit 99.1

Court Preliminarily Approves Settlement of Class Action

Montreal, Canada, March 8, 2007—Mamma.com Inc., (the “Company”), (NASDAQ: MAMA), as previously announced on November 9, 2006, the Company has entered into an agreement to settle the class action lawsuit currently pending in the U.S. District Court for the Southern District of New York. The settlement, which must be approved by the Court, would resolve all claims asserted against the Company and the individual officer defendants.

On March 1, 2007, an order by the court in the consolidated securities class action was filed preliminarily approving the proposed settlement of the class action. Among other things, the order directs that on or before Friday, March 9, we “shall pay and/or cause to be paid $3,150,000 (the “Cash Settlement Amount”) into escrow for the benefit of Plaintiffs and the Class.” Under the settlement agreement, we are responsible for paying $650,000 and our insurance carrier for paying the balance of the Cash Settlement Amount.

The Company recorded a reserve of $650,000 in the third quarter of 2006 in contemplation of the settlement.

The order provides for notice of the proposed settlement to be mailed by the court appointed escrow agent to class members by March 14, 2007.

Putative class members have the right to opt out of the settlement by mailing a request in a prescribed form to the escrow agent on or before June 14, 2007. Comments and objections concerning the settlement, its allocation among class members, or plaintiffs’ attorney fee must likewise be filed and served by June 14, 2007.

A hearing has been scheduled for July 9, 2007 at 2:00 pm, at which objections to the settlement may be heard in connection with the court’s consideration of whether the settlement is fair and all procedural requisites have been met. Following that hearing, the court will make a final determination as to whether to approve the settlement. Upon such final approval, the amount paid into escrow, along with any interest earned, would be distributed as provided under the settlement to pay class members, plaintiffs’ attorney fee, and the costs of claims administration.

About Mamma.com Inc.

Mamma.com Inc. is a leading provider of award winning search technology for both the Web and desktop space, delivered through its properties, www.mamma.com and www.copernic.com respectively. The Company is also a top provider of online marketing solutions to advertisers, providing keyword and graphic ad placement on its large publisher network.

Mamma.com The Mother of All Search Engines® (www.mamma.com) is one of the most popular metasearch engines on the Internet, as it makes it easier and faster for people to find information by gathering the most relevant results from the best search engines on the Internet.

Through its award winning Copernic Desktop Search product, Copernic Technologies develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine right to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. Its desktop search application won the CNET Editors’ Choice Award as well as the PC World World Class award in 2005. In 2007 PC Pro, UK’s most respected IT magazine for professionals and Micro Hebdo, one of France’s most read IT magazine, have selected Copernic Desktop Search 2.0 as the top desktop search tool.

More information can be found at corporate.mamma.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the United States Securities and Exchange Commission and the Ontario Securities Commission and include but are not limited to the extent to which the results of the SEC investigation or the purported securities class action lawsuits negatively impact the Company. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR INFORMATION PLEASE CONTACT:

Daniel Bertrand, Executive Vice President and Chief Financial Officer

Mamma.com Inc.

Telephone Toll Free: (877) 289-4682 #118

Telephone Local: (514) 908-4318

Email: dbertrand@mamma.com

Web site: www.mammainc.com

2